UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                        SCHEDULE 13E-3/A

                         (RULE 13e-100)

                RULE 13e-3 TRANSACTION STATEMENT
                (Pursuant to Section 13(e) of the
                Securities Exchange Act of 1934)

                        (Amendment No. 4)

                     BAYCORP HOLDINGS, LTD.
                    (Name of Subject Company)


                     BAYCORP HOLDINGS, LTD.
                       FRANK W. GETMAN JR.
                     ANTHONY M. CALLENDRELLO
              (Name of Person(s) Filing Statement)

                         ______________


             Common Stock, Par Value $.01 Per Share
                 (Title of Class of Securities)

                         ______________


                            072728108
              (CUSIP Number of Class of Securities)

                         ______________


                     BayCorp Holdings, Ltd.
               One New Hampshire Avenue, Suite 125
                 Portsmouth, New Hampshire 03801
                  Telephone No:  (603) 766-4990
                  Facsimile No:  (603) 766-4991
           Attention:  Frank W. Getman Jr., President

   (Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

                         with a copy to:

                       Richard A. Samuels
              McLane, Graf, Raulerson & Middleton,
                    Professional Association
                  900 Elm Street, P.O. Box 326
                   Manchester, NH  03105-0326



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This statement is filed in connection with (check the appropriate box):

a.
     ___ The filing of solicitation materials or an Information Statement/Prospectus subject to Regulation 14A (240.14a-1
     through   240.14b-2),  Regulation  14C  (240.14c-1   through
     240.14c-101)  or  Rule  13e-3(c)  (240.13e-3(c))  under  the
     Securities Exchange Act of 1934 (the "Act").
b.
     ___ The filing of a registration statement under the Securities Act of 1933.
c.
     _X_ A tender offer.
d.
     ___ None of the above.

Check the following box if the soliciting materials or Information Statement/Prospectus referred to in checking box
(a) are preliminary copies: ___

Check the following box if the filing is a final amendment reporting the results of the transaction: ___

                         _______________


                    CALCULATION OF FILING FEE

     Transaction valuation*:      Amount of filing fee**:
     $10,933,154                  $1,287.00

  * Estimated for purposes of calculating the filing fee only. Calculated by multiplying $14.19, the per share tender offer price, by 770,483, the sum of the 571,364 issued and outstanding shares of common stock as of October 11, 2005 and the 199,119 shares of common stock subject to vested stock options.
  **The  amount of the filing fee, calculated in accordance  with
     Section 14(g)(1)(A)(ii) of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. #3 issued by the Securities and Exchange Commission on September 30, 2005, equals $117.70 per million dollars of the Transaction Valuation.

_X_ Check the box if any part of the fee is offset as provided by 240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid: $1,287.00
     Form or Registration No.: Schedule TO
     Filing Party: Sloan Acquisition Corp., Sloan Group Ltd., and
     Joseph Lewis
     Date Filed: October 12, 2005


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                        Explanatory Note


     This Amendment No. 4 to the Rule 13e-3 Transaction Statement on Schedule 13E-3 (the "Schedule 13E-3") is being filed with the Securities and Exchange Commission by: (1) BayCorp Holdings, Ltd. (the "Company"); (2) Frank W. Getman Jr.; and (3) Anthony M. Callendrello (collectively referred to herein as the "Filing Persons," and individually as a "Filing Person") and relates to an Amended and Restated Agreement and Plan of Merger, dated as of September 30, 2005, by and among Sloan Group Ltd., a Bahamas international business corporation (the "Parent"), Sloan Acquisition Corp., a Delaware corporation and wholly owned subsidiary of the Parent (the "Purchaser") and the Company (the "Merger Agreement"). Pursuant to the Merger Agreement, Purchaser has commenced a tender offer, disclosed in a Tender Offer Statement on Schedule TO ("Schedule TO") dated October 12, 2005 and amended on November 2, November 4, and November 10, 2005, offering to purchase all of the issued and outstanding shares of Common Stock ("Shares") at a price of $14.19 per share, net to the seller in cash (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase (the "Offer to Purchase") dated October 12, 2005 and included as an exhibit to the Schedule TO, and in the related Letter of Transmittal (which, together with the Offer to Purchase, constitute the "Offer"). The Company filed a Solicitation/Recommendation Statement on Schedule 14D-9 on October 12, 2005, amended on November 2, November 4, and November 10, 2005 (the "Schedule 14D-9"), recommending that shareholders tender their shares in accordance with the Offer. The information in the Schedule 13E-3 is hereby expressly incorporated in this Amendment by reference.

     All  information in, or incorporated by reference  in,  this
Schedule 13E-3 concerning the Company has been supplied by the Company. The information contained in this Schedule 13E-3 and/or the Schedule 14D-9 concerning each Filing Person other than the Company has been supplied by each such Filing Person and no other Filing Person, including the Company, takes responsibility for the accuracy of any information not supplied by such Filing Person.

     This Amendment is being filed to include as an exhibit under
Item 16 of the Schedule 13E-3 a press release issued by the Company and Sloan Group announcing the extension of the Offer, filed under cover of Schedule 14D-9/A filed by the Company on November 10, 2005 and to correct dates in references to documents incorporated by reference in exhibit descriptions.

Item 16.  Exhibits.

The following exhibit descriptions are deleted in their entirety and replaced with the following:

(a)(1)(i) Offer to Purchase, dated October 12, 2005 and supplemented on November 4, 2005 and November 9, 2005 (incorporated by reference to Exhibit
            (a)(1)(i) to the Schedule TO of Sloan Group filed with the Securities and Exchange Commission by Purchaser, Sloan Group and Joseph Lewis on October 12, 2005, and, as supplemented, to Exhibit (a)(1)(vii) to Amendment No. 2 to Schedule TO of Sloan Group filed with the Securities and Exchange Commission by Purchaser, Sloan Group and Joseph Lewis on November 4, 2005, and as supplemented, to Exhibit
            (a)(1)(viii) to Amendment No. 3 to Schedule TO of Sloan Group filed with the Securities and Exchange Commission by Purchaser, Sloan Group and Joseph Lewis on November 10, 2005 (the "Schedule TO")).
(a)(1)(ii) Revised Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(ii) to Amendment No. 3 to the Schedule TO of Sloan Group filed with the Securities and Exchange Commission by Purchaser, Sloan Group and Joseph Lewis on November 10, 2005 ("Amendment No. 3 to the Schedule TO").
(a)(1)(ix) Second Supplement to the Offer to Purchase, dated November 9, 2005 (incorporated by reference to Exhibit (a)(1)(viii) to Amendment No. 3 to the Schedule TO, filed on November 10,
            2005).


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The following exhibit is added to Item 16:

(a)(5)(v) Text of Joint Press Release of Sloan Group, Purchaser, and the Company, dated November 10, 2005 (incorporated by reference to Exhibit
            (a)(5)(v) under cover of the Schedule 14D-9/A, Amendment No. 4, filed by the Company with the Securities and Exchange Commission on November 10, 2005).




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                            SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   BAYCORP HOLDINGS, LTD.
                                   (Registrant)

Date: November 10, 2005        By:  /s/ Frank W. Getman Jr.
                                   __________________________
                                   Frank W. Getman Jr.
                                   President and CEO


                                   /s/ Frank W. Getman Jr.
                                   __________________________
                                   FRANK W. GETMAN JR.


                                   /s/ Anthony M. Callendrello
                                   __________________________
                                   ANTHONY M. CALLENDRELLO





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